FANCAMP EXPLORATION LTD.

7290 Gray Avenue, Burnaby, British Columbia, V5J 3Z2
Telephone: 604-434-8829 Facsimile: 604-434-8823
Web site: www.fancampexplorationltd.ca

NEWS RELEASE

File No. 82-3929

Option To Acquire Norway Lake Property

May 16, 2008

TSX Trading Symbol: **FNC**
S.E.C. Exemption: 12(g)3-2(b)

Fancamp Exploration Ltd. (TSX Venture Exchange - FNC): The Company wishes to announce that it has entered into an option agreement with Robert J. Fairservice, prospector, for the acquisition of nine contiguous mining claims (totalling 105 claim units) known as the Norway Lake property located in the Thunder Bay Mining Division, Ontario. To earn a 100% interest in the property Fancamp will pay a total of $37,500, issue 60,000 common shares and spend $150,000 on exploration and development over three years. The vendor will retain a 2% NSR of which 1% may be bought back at anytime for $500,000.

This virtually unexplored, 4000 acre grassroots property is situated some 45 km NE of Atikokan and 170km west of Thunder Bay. It is located along the NE trending Marmion Lake fault structure. Major mineral deposits adjacent to this structure, include the Steep Rock Lake Iron Mines, some 50km to the SW, and more importantly the Hammond Reef gold deposit some 23km SW, a large tonnage low grade deposit owned by Brett Resoures Inc. and currently hosting a non 43-101 compliant historical resource reported at 2.5 million ounces Au. Both the Hammond Reef and Norway Lake properties are characterized by distinctive clusters of gold in lake bottom sediment anomalies as shown on the attached map taken from the Ontario Geological Survey, Open File Report 6034. Extensive soil sampling and prospecting are planned for the coming season. The Company has just learned, in addition, that this area is currently being flown by the government with a helicopter borne TDEM/Mag survey (part of a much larger survey) which will certainly help in the exploration process.

ON BEHALF OF THE BOARD

"Peter H. Smith", Ph.D., P.Eng., President

For further information, contact: Peter H. Smith, Ph.D.,P.Eng., President, at 514-481-3172
Web site: www.fancampexplorationltd.ca

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Map Excerpt from Ontario Geological Survey 2000. Atikokan Area Lake Sediment Survey; Au and PGE'S-Operation Treasure Hunt; Ontario Geological Survey, Open File Report 6034



Gold in Lake Sediment
Approx %'ile
Au (ppb) FA-ICP-MS
>99.5
>20
98.5-99.5
14-20
92.5-98.5
5-14
<92.5
<5
N
Survey Boundary
91° 30'
49° 00'
Norway Lake Property
Hammond Reef Au Deposit
Marmion Lake
Ramsay
Wright
Hutchinson
Baker
Amuson
25 km

FNC

FANCAMP EXPLORATION LTD.

7290 Gray Avenue, Burnaby, British Columbia, V5J 3Z2
Telephone: 604-434-8829 Facsimile: 604-434-8823
Web site: www.fancampexplorationltd.ca

File No. 82-3929

NEWS RELEASE

MAJOR MAG ANOMALY STAKED – JAMES BAY LOWLANDS

May 15, 2008

TSX Trading Symbol: **FNC**
S.E.C. Exemption: 12(g)3-2(b)

Fancamp Exploration Ltd. (TSX Venture Exchange - FNC): The Company wishes to announce that, in partnership with the Sheridan Platinum Group Ltd., it has staked 59 sixteen claim units (15,104 hectares or 151 km2) in the Desolation Lake area, some 215 km NE of the Noront discovery in the James Bay Lowlands. This anomaly is a very distinctive feature occurring at the juncture of a number of large structural lineaments (see attached map). The anomaly's presence has been long known, and during the 1950's an attempt was made to drill it, the deepest hole reaching some 500 feet in the overlying limestone. It is now known that the thickness of the Paleozoic limestone in here is on the order of 500 metres.

Present interest in this feature, of course, has been generated by the remarkable results coming out of the "Ring of Fire". Major magnetic anomalies, such as this, associated with structural lineaments are prime targets in this context and deserve close examination. Recent interpretive studies of the Ontario Department of Mines suggest that iron formations are a probable cause of the magnetic feature, although, interestingly they also interpreted the presence of an ultrabasic body in the immediate vicinity.

Airborne TDEM and magnetic surveys followed by drilling are planned.

The Company now has a new web site: www.fancampexplorationltd.ca.

ON BEHALF OF THE BOARD

"Peter H. Smith", Ph.D., P.Eng., President

For further information, contact: Peter H. Smith, Ph.D.,P.Eng., President, at 514-481-3172
Web site: www.fancampexplorationltd.ca

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.


Desolation Lake
Magnetic Feature with
claims, enlarged
James Bay
Kasabunika
Webequie
Nibanimik
Lansdowne House
Victor
Diamond
Mine
Atta
piskat
Desolation Lake
Magnetic Feature
Fancamp/Sheridan
Platinum Group
Property
(944 Claims)
Noront Discovery 'Ring of Fire'
Ogoki Post
Marten Falls
0
50
100
km
MAGNETIC ANOMALY MAP
CARTE DES ANOMALIES MAGNÉTIQUES
WINISK LAKE
ONTARIO
MAGNETIC ANOMALY MAP
CARTE DES ANOMALIES MAGNÉTIQUES
JAMES BAY

END